

June 15, 2012

Via Secure E-mail
Edward Woodward
Executive Vice Chairman and Director
Manchester United Ltd.
Old Trafford
Manchester M16 ORA
United Kingdom

    **Re:**    **Manchester United Ltd.**
          **Amendment No. 1 to**
          **Confidential Draft Registration Statement on Form F-1**
          **Submitted on May 21, 2012**
          **CIK No. 0001549107**

Dear Mr. Woodward:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the material.

2. The financial statements should be updated, as necessary, to comply with Item 8 of Form 20-F.

3.  We note disclosure on page 84 that Syria is one of the countries in which you have granted rights to operate the MU Mobile service.  Syria is identified by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements.  Your response should describe any services, products, technology or components you have provided to Syria, and any agreements, commercial arrangements, or other contacts you have had with the Syrian government or entities controlled by the Syrian government.

4.  Please discuss the materiality of your contacts with Syria described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

5.  Please define industry specific terms used throughout your filing, such as Matchday and First Team.

Prospectus Cover Page

6.  Please revise the third paragraph to disclose the weighted voting power of the holders of Class B ordinary shares in the case of a special resolution.

Market and Industry Data, page i

7.  We note that you have relied on information from Kantar Media for disclosure in this registration statement.  Please file a consent from Kantar Media with your next amendment or advise as to why a consent is not required.  Refer to Securities Act Rule 436.  Please also provide us with a copy of the results of the survey conducted by Kantar Media.

8. We note your disclosure in the second paragraph that you have "659 million followers" based on a survey conducted by Kantar Media. Please revise to discuss in greater detail what constitutes a follower. Please also revise to discuss any qualifications or limitations on these survey results. For example, discuss how the extrapolated number of followers was calculated based on the number of survey respondents and any error deviations.

9. Please provide us copies of the relevant portions of the other third-party reports utilized in preparing the registration statement. Please also tell us if you commissioned any of these reports.

Prospectus Summary, page 1

10. We find missing from the summary the picture of the company revealed in the Summary Financial Data of a company which lost money in one of the last two years and would have lost money in two of the last three years but for the extraordinary results due to the sale of a player. Please revise generally so that the narrative discussion reflects what appears to be a challenging environment for a sports company.

11. We note your disclosure in the second full risk factor on page 24 that post-offering your principal shareholder will possess significant voting power through such shareholder's ownership of your Class B ordinary shares. In an appropriate place, please revise this section to identify your principal shareholder and to discuss such shareholder's post-offering control of the company. Please discuss such shareholder's voting power and any other governance arrangements, such as board representation rights, in sufficient detail so that investors can clearly understand the corporate governance and control of the company going forward.

12. Please revise this section and the prospectus throughout to remove all marketing language. Examples include "one of the most popular brand pages on Facebook," "to attract and retain subscribers and drives their revenue," "storied history," "rich tradition and success," "one of the world's most recognizable brands," "the strength of our brand goes beyond the world of sports" and "high growth, high margin." Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

13. You state on page i that the prospectus contains information derived from third-party sources. Please revise this section and the prospectus throughout to disclose the source for all company and industry statistics, trends, projections and facts that you cite. To the extent any company or industry statistics, trends, projections and facts that you cite were internally generated, please clarify that fact.

Our Company – Manchester United, page 1

14. The first sentence describes football as "the most popular sport on Earth" and the first sentence under Industry Overview on page 69 describes it as "one of the world's most popular participation and spectator sports." Please reconcile. If it is "the" most popular sport, please provide us with substantiation.

15. Tell us how you are able to remove fans of other teams who watch competitive matches with you but would not consider themselves part of your "global community."

16. You state in the second paragraph of this section that your 659 million followers "actively engage" with you in a variety of ways. You also state in the first bullet point on page 3 that you "enjoy the global support" of your 659 million followers. Please tell us how you determined that 659 million individuals actively engage with and support you. Otherwise, please revise your references to your community of followers to include disclosure for which you have a reasonable basis.

Our Business Model and Revenue Drivers, page 2

17. Please revise this section to disclose your total revenues and profit or loss for the years ended June 30, 2009, 2010 and 2011.

18. We note that throughout this section you disclose your sector and in certain cases sub-sector revenue for your last completed fiscal year. Please revise to disclose comparable information for each fiscal year included in your audited financial statements.

19. Please revise to describe costs associated with your principal sectors.

20. We note throughout this section that you disclose compound annual growth rates from fiscal year 2009 through fiscal year 2011 for certain of your principal sectors. Please revise to provide this information on a year by year basis. Please also revise to include appropriate balancing language that there is no guarantee that comparable growth rates will be achieved in the future. Please also revise the first bullet of the Our Strategy section on page 3 and the prospectus throughout accordingly.

21. Please refer to the "Commercial" bullet and the "Retail, Merchandising, Apparel & Product Licensing" sub-bullet. We note that Nike pays you a minimum guaranteed amount and a share of the business' cumulative profits. Please revise to quantify the minimum guaranteed amount and the percentage of cumulative profits.

22. Please refer to the "Matchday" bullet. We note that your Matchday revenue has decreased from the year ended June 30, 2009. Please revise to clarify this fact. Please also revise the statement preceding the bullet that the Matchday sector provides consistent and growing cash flow accordingly.

Our Competitive Strengths, page 2

23. Please remove the word "proven" and the phrase "proven track record" in the last bullet since they suggest that past achievements might guarantee future achievements.

24. Please provide us with data showing that your content, as referred to in the fourth bullet, is followed year-round. If it is "followed" significantly less when it does not consist of games, please disclose.

Our Market Opportunity, page 4

25. We note that the industry statistics disclosed in this section discuss markets which are broader than your current business and operations. In this regard, we note the references to the global sports industry, global advertising, global television subscription and licensing fees and global wholesale apparel market. Please balance your disclosure in this section by clarifying that your business represents a very small portion of these markets and that growth in these broader markets may not result in corresponding growth in your business. Additionally, please revise to include appropriate balancing language that there is no guarantee that the projected compound annual growth rates to which you cite will be achieved in the future.

26. In the last paragraph of this section, please disclose the percentage of your most recent annual revenues that were contributed by the mobile technology and social media. Tell us why you believe such markets are in their infancy as opposed to being sufficiently developed to have located a significant percentage of the people who would be interested in following you on such social media.

The Offering, page 6

Voting rights, page 6

27. We note that your Class B ordinary shares have preferential voting rights. Based on the number of Class A and Class B ordinary shares to be outstanding after this offering, please revise to disclose the relative voting power of each class.

The Reorganization Transactions, page 7

28. Please consider adding structure charts with graphics to help illustrate the narrative description of the reorganization transaction and the offering. These charts should illustrate the various steps of the reorganization transaction and the offering to include the final organizational structure including the relative ownership of your Class A and Class B ordinary shares and associated voting rights between your principal shareholder and the public.

Risk Factors, page 11

29. Please add a risk factor that the new social media and other technology may have already led you to contact virtually all of your "community" in a way that might flat line your revenue growth.

It may not be possible to renew or replace key commercial agreements, page 13

30. We note your disclosure in the third paragraph that you are subject to certain contractual restrictions under your sponsorship agreement with Nike.  Please revise to briefly highlight any material contractual restrictions so that investors can appreciate this risk.

The markets in which we operate are highly competitive, page 16

31. We note your disclosure in the first paragraph that European and Premier League football clubs are spending substantial sums on transfer fees and player salaries.  Taking into consideration your first team's age profile, contractual situation and your youth academy prospects, please advise, with a view towards revised disclosure, whether you anticipate being a more active participant in this market in the foreseeable future in comparison to prior years.

Failure to adequately protect our intellectual property, page 19

32. If one of the countries in which you conduct business in the Asia Pacific region is China, then identify China as one of those foreign countries that does not protect intellectual property rights to the same extent as the laws of the United Kingdom, Europe and the United States.

33. Please tell us, with a view toward disclosure, whether you have been subject to cyber-attacks.

Our indebtedness could adversely affect our financial health, page 22

34. Please explain why you have included a cross-reference to the Use of Proceeds section in this risk factor.

Our variable rate indebtedness subjects us to interest rate risk, page 24

35. Please revise to quantify the amount of indebtedness subject to variable rates.

Following the offering, we will be a "controlled company," page 24

36. Clarify that, in the event that you were to lose your "controlled company" status, you could still rely on the NYSE or Nasdaq rules that permit a foreign private issuer to follow its home country requirements to some extent concerning corporate governance issues, including whether a majority of its board of directors must be independent.

We may lose our foreign private issuer status in the future, page 26

37. Disclose that, if you lose your foreign private issuer status, you would become subject to Exchange Act Section 14's proxy disclosure requirements and your officers, directors, and principal shareholders would become subject to Exchange Act Section 16's insider short swing profit disclosure and recovery rules.  Further provide one or more examples of how the U.S. domestic issuer forms are more detailed and extensive than the foreign private issuer forms (e.g. in the area of executive compensation).

Anti-takeover provisions in our organizational documents and Cayman Islands law, page 27

38. Briefly identify the Cayman Islands legal provisions that could delay or prevent a change of control.

There may be difficulties in enforcing foreign judgments against us, page 30

39. This risk factor is redundant of the risk factor entitled "[i]t may be difficult to enforce a U.S. judgment against us, our directors and officers. . ."  Revise accordingly.

Use of Proceeds, page 35

40. Please revise the first paragraph to quantify the net proceeds if the overallotment option is exercised in full.

41. We note your disclosure in the third paragraph that you intend to use the net proceeds for working capital and general corporate purposes including certain generally identified purposes.  Please revise to more specifically identify and quantify the principal intended uses of the net proceeds.  If you are unable to be more specific, please revise to state that you currently have no specific plan for the proceeds and explain why you are conducting this offering.

Capitalization, page 37

42. Please revise this section to provide a statement of capitalization and indebtedness as of a date no earlier than 60 days prior to the date of the registration statement showing your capitalization on an actual basis and as adjusted to reflect the sale of your Class A ordinary shares and the intended application of the net proceeds from the offering. Refer to Item 3.B of Form 20-F.

43. The capitalization table should not function as a balance sheet. Accordingly, delete the "cash and cash equivalents" item.

Management's Discussion and Analysis of Financial Condition, page 43

Revenue Drivers, page 43

Retail, Merchandising, Apparel & Product Licensing, page 44

44. Please refer to the second paragraph. We note that the minimum revenue generated pursuant to your Nike agreement for the fiscal years 2012, 2013, 2014 and 2015 is subject to certain reductions in the event you fail to perform in the Premier League or qualify for the Champions League. Please revise to discuss in greater detail and quantify the potential reductions.

45. With regard to your agreement with Nike, please quantify for each period presented the amount of revenue you received due to the minimum guarantee (i.e., amounts not based on actual sales by Nike). Please also disclose the estimated impact of such amounts on future results.

Broadcasting, page 45

46. Please revise to quantify the revenue generated from MUTV for the years ended June 30, 2009, 2010 and 2011.

Results of Operations, page 48

47. Please consider revising to make use of tables to list and quantify factors to which changes in results are attributed, with the narrative disclosure explaining the underlying business reasons for each of the factors listed.

48. We believe it would be useful to investors' understanding of your business if your disclosure included an analysis of direct operating expenses for your three principal sectors so investors have a clearer understanding of the contribution to profits of each of these sectors. Please revise as appropriate.

Six Months Ended December 31, 2011, page 48

49. Throughout your discussion, please expand your disclosure to analyze each identified factor contributing to a change in your various revenue and expense categories. As examples, you disclose that new media & mobile revenue increased by 23.9% or £2.0 million without explaining the factors that caused the revenue to increase. In addition, you disclose that retail, merchandising, apparel & product licensing revenue increased 15.9% or £2.3 million without explaining the factors behind the increased revenue. Refer to Section 501 of the Financial Reporting Codification for further guidance.

Matchday revenue, page 49

50. Please quantify and discuss gate receipts, concessions, and any other significant source of matchday revenue. In addition, tell us whether you incur cost of sales for concessions.

Operating expenses, page 49

51. Please consider revising to provide a more detailed discussion and analysis of the changes in your various operating expenses, such as changes in significant sub-categories of expenses and underlying business reasons for the changes. Please also consider quantifying cash expenses and amortized expenses.

Tax (expense)/credit, page 50

52. You disclose that the increase in the tax credit of £20.9 million in the six months ended December 31, 2011 compared to 2010 results from the recognition of a previously unrecognized deferred tax asset of £21.3 million. Please tell us the nature of this previously unrecognized deferred tax asset and what triggered recognition during the period.

Years Ended June 30, 2011 as Compared to the Year Ended June 30, 2010, page 50

Matchday revenue, page 51

53. Please revise to disclose the amount of the increase in matchday revenue that resulted from hospitality and the amount that resulted from gate receipts.

Years Ended June 30, 2010 as Compared to the Year Ended June 30, 2009, page 53

Profit on disposal of players' registrations, page 55

54. Please revise to identify the player disposed of in 2009 which resulted in the unusually high profit in fiscal year 2009.

Liquidity and Capital Resources, page 55

55. You state your business benefits from a favorable working capital position.  However, we note that as of June 30, 2011 and December 31, 2011, you had negative working capital. Please revise this statement, as appropriate.

Capital expenditures at Old Trafford, page 56

56. We note you invest in facilities such as Old Trafford stadium.  Please revise Note 2 to your financial statements to disclose your accounting policy for maintenance and capital improvements, including your method for determining whether costs are expensed or capitalized.

New media capital expenditure, page 57

57. Please quantify how much you intend to invest in your new media assets.

Indebtedness, page 60

Description of principal indebtedness, page 61

Revolving credit facility, page 61

58. Please revise to disclose the amount outstanding and available under this revolving credit facility as of the end of the most recent interim period.

Business, page 68

59. Please revise to remove all marketing language.  Examples not previously commented upon include "iconic," "one of the most famous and historic stadiums in the world," "our hallowed ground" and "rich and glorious history."

60. In an appropriate place, please revise to add a new section to discuss the UEFA financial fair play initiative.  Please discuss in enough detail so that investors can understand how these new rules could affect the performance of your first team and your business, results of operations, financial condition or cash flow in the future either directly or by changing the competitive environment in which you compete.

<u>Youth academy, page 75</u>

61. We note your disclosure in the first paragraph that a number of players from your youth academy have achieved a regular place on your first team.  Please revise to quantify the number of players from your youth academy who have achieved a regular place on your first team in comparison to the number of players you have acquired from other clubs.

<u>Revenue Sectors, page 76</u>

<u>Commercial, page 76</u>

<u>Our current sponsors, page 77</u>

62. Please revise the table on page 78 to quantify the significance of each sponsor to your revenue in the last completed fiscal year.

<u>Sponsorship income from the Premier League, page 78</u>

63. Please revise to quantify the revenue that you have received from sponsorship arrangements negotiated by the Premier League for each fiscal year included in your audited financial statements.

<u>Training kit partner, page 79</u>

64. Please revise to discuss in greater detail and to quantify the payments to be paid by DHL under the training kit partnership arrangement.

<u>Retail, page 81</u>

65. Please tell us whether your retail stores are managed by Nike.

<u>New Media & Mobile, page 82</u>

66. We note your growth in the number of Facebook connections since July 2010.  Please revise to add balancing language that there is no guarantee that your Facebook connections will continue to grow at comparable rates in the future.  Please revise the "Social media" section on page 85 accordingly.

<u>Broadcasting, page 85</u>

67. We note that a significant portion of your Broadcasting revenue is dependent on your continued participation in the Premier League and the Champions League and the success of your first team in each respective league.  We also note your disclosure in the

Broadcasting section on page 45 regarding the aggregate amounts received from each league over the last three seasons. Please revise this section to discuss in greater detail and to quantify how these respective amounts are calculated. Consider including an illustrative example based on your last completed season in each league with narrative disclosure to discuss how the respective amounts would have changed based on differing performance by your first team.

## Customers, page 90

68. We note that Note 5 to your audited financial statement discloses two greater than ten percent customers. In this section, however, you only identify the Premier League as a significant customer in terms of revenue. Please revise to disclose the name and percentage of each customer who accounts for ten percent or more of your revenues for the years ended June 30, 2009, 2010 and 2011. Refer to Item 4.B.6 of Form 20-F.

## Management, page 91

## Executive Officers and Directors, page 91

69. Please advise whether there are any arrangements or understandings with your principal shareholder pursuant to which any director or officer was selected as a director or officer. To the extent applicable, please revise. Refer to Item 6.A.5 of Form 20-F. In this regard, we note your disclosure in the Directors section on page 105 which references a "designated director."

## Compensation, page 95

## Directors and Executive Management Compensation, page 95

70. Please advise, with a view towards revised disclosure, whether you have disclosed or are required to disclose in the Cayman Islands or elsewhere (e.g. the United Kingdom) the compensation of your executive officers and directors on an individual basis for your most recently completed fiscal year. Refer to Item 6.B.1 of Form 20-F.

## 2012 Equity Incentive Award Plan, page 96

71. We note your disclosure in The Offering section on page 6 that in connection with the offering you intend to grant certain option and restricted share unit awards pursuant to your 2012 Equity Incentive Award Plan. To the extent you grant your executive officers or directors any option and restricted share unit awards, please revise this section to disclose the information required by Item 6.E.1 of Form 20-F.

Edward Woodward
Manchester United Ltd.
June 15, 2012
Page 13

<u>Certain Relationships and Related Party Transactions, page 100</u>

<u>Loans to Principal Shareholder, page 100</u>

72. Please identify the individuals who received these related party loans and the amounts received by each.  Please also disclose any relationships between the related party and the company other than through their affiliation with your principal shareholder.  We note, for example, that some of the recipients appear to be officers and directors of the company.

73. We note the disclosure on page 36 regarding the April 25, 2012 distribution of £10.0 million to your principal shareholder.  Please discuss this distribution in your related party transaction section.  We also note that the date and amount of the distribution coincides with the date and amount of the loan to affiliates of your principal shareholder that was recently repaid.  To the extent the repayment of the loan and the distribution are related transactions, please clarify that fact.

<u>Principal and Selling Shareholder, page 101</u>

74. Please revise to identify the six lineal descendants of Mr. Malcolm Glazer.  Refer to Item 7.A.3 of Form 20-F.

75. We note that the lineal descendants of Mr. Malcolm Glazer and their corresponding trusts have disclaimed beneficial ownership of securities "except to the extent of their pecuniary interest therein." Please note that for the purposes of Exchange Rule 13d-3(a), beneficial ownership is not determined based on pecuniary interest. Please revise footnote (3) to the Principal and Selling Shareholder table accordingly or tell us why such a disclaimer is appropriate.

<u>Description of Share Capital, page 103</u>

76. We note your disclosure in the second full risk factor on page 29 that your articles of association contain certain limitations which may limit your shareholders from being able to invest in more than one Premier League football club.  Please revise this section to describe these limitations.  Refer to Item 10.B.6 of Form 20-F.

<u>Ordinary Shares, page 103</u>

<u>General, page 103</u>

77. We note your disclosure in the first paragraph that all of your issued and outstanding ordinary shares are fully paid and non-assessable.  This is a legal conclusion that must be opined upon by legal counsel.  Either attribute the statement to legal counsel or delete it.

Material US Federal Income Tax Considerations, page 112

78. Please revise this section throughout to state that prospective investors are encouraged to consult their own tax advisors, rather than stating that they "should" consult their own tax advisors.

79. We note your discussion of US federal income tax consequences in this section. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion as to US federal income tax consequences is required since the discussion references tax consequences that would be material to investors. Please include a tax opinion and consent of counsel with the next amendment and revise this section accordingly. Refer to Section III of Staff Legal Bulletin No. 19 for further guidance regarding the form and contents of tax opinions.

80. An investor is entitled to know of the material US federal income tax *consequences*, rather than just considerations, regarding the ownership and disposition of your ordinary shares. Revise accordingly.

81. Briefly explain why you expect to be treated as a domestic corporation for US federal income tax purposes pursuant to I.R.C. Section 7874.

82. Clarify whether being deemed a domestic corporation pursuant to I.R.C. Section 7874 precludes you from being potentially subject to the I.R.C. provisions governing a passive foreign investment company.

Where You Can Find More Information, page 125

83. Disclose that your Form 20-F annual report will be due four months from the end of your fiscal year.

Consolidated Statement of Changes in Equity, page F-6

84. Please tell us the basis under IFRS for reclassifying £272.6 million of share premium to retained earnings. Please also revise the column heading to retained deficit, or similar, as appropriate.

Consolidated Statement of Cash Flows, page F-7

85. We note that you repaid £249.1 million on the secured paid in kind loan, including £111.1 million of rolled up and accrued interest, during fiscal year 2011. Please tell us how you classified the deferral of paid in kind interest and the subsequent repayment of rolled up and accrued interest in your statements of cash flows.

Notes to Consolidated Financial Statements, page F-8

Note 2: Summary of significant accounting policies, page F-8

2.3 Segment reporting, page F-10

86. Please explain to us why you believe that you operate as one reportable segment.  From disclosure in the business section and elsewhere, it appears that within your commercial, broadcasting and matchday sectors the type of products and the nature of the production processes is different and there maybe dissimilar economic characteristics as we note your disclosure that that your commercial business is a high growth high margin business while broadcasting and matchday provide consistent cash flow.  In addition, we note from page 92 that you have a separate management team for the commercial sector headed up by the Commercial Director of the company as well as a separate management team for the matchday sector.  Please advise.

2.5 Revenue recognition, page F-11

a) Match Day, page F-11

87. You state that match day income which is received in advance of the year end but relating to the following year is treated as deferred income.  Given that you may report on an interim basis in the future, it appears that it may be appropriate to remove the qualifying term "of the year end" from your policy here and throughout note 2.  Please advise.

c) Commercial, page F-12

88. You state that sponsorship income is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract.  Please describe for us the nature of these performance obligations and clarify whether these obligations result in recognition of revenue on a basis other than straight-line over the term of the contract.

2.7 Deferred income, page F-13

89. You state that income receivable prior to year end in respect of future football seasons is deferred.  With respect to the use of the term "receivable" rather than "received," please tell us whether you recognize receivables (and offsetting deferred income liabilities) on your consolidated balance sheets in advance of the earnings process (for example, based on contractual terms).  If so, please supplementally quantify such amounts for us.

2.9 Property, plant, and equipment, page F-13

    90. Please describe freehold and investment property.

2.12 Players' registrations and football staff remuneration, page F-15

a) Remuneration, page F-15

    91. Please revise to describe loyalty fees.

    92. You state that remuneration is charged to operating expenses in accordance with the terms of the applicable contractual agreements.  Please clarify this disclosure to describe the period over which remuneration is recognized and the manner in which costs are recognized, for example the straight-line basis over the term of the contract, as appropriate.

    93. Please revise to disclose where signing-on fees are classified on your balance sheets and statements of cash flows.  Please also tell us the amount of gross and net signing-on fees as of June 30, 2011 and December 31, 2012.

b) Initial recognition, page F-15

    94. You state that costs associated with players' registrations also include the fair value of any contingent consideration once payment becomes probable.  Please revise this disclosure to specify the party to whom contingent consideration is paid.

    95. Please quantify for us amounts capitalized for non-first team players, if any, as of June 30, 2011 and December 31, 2011 and, if applicable, explain your basis for evaluating recoverability for such amounts.

d) Disposals, page F-15

    96. You state that where a part of the consideration receivable from disposals is contingent on specified performance conditions, this amount is recognized in the income statement "from" the date the conditions are met.  With respect to the use of the term "from" rather than "on," please tell us and revise your disclosure to clarify whether you recognize contingent consideration on the date conditions are met or from the date the conditions are met to another subsequent date.

e) Impairment, page F-16

97. You state that there are certain circumstances where a player is "taken out" of the cash generating unit and provide an example in which a player sustains a career threatening injury. Please revise this disclosure to describe all the circumstances in which players would be taken out of the cash generating unit. Further, please tell us whether players taken out of the cash generating unit are added back to the cash generating unit and, if so, your accounting for this.

2.14 Trade and other receivables, page F-17

98. You state that a provision for impairment of trade receivables is established when there is objective evidence that you will not be able to collect all amounts due according to the original terms of the receivables. In this regard, it appears your policy could result in recognition of receivables that are less than probable of collection in situations in which collectability may be in doubt but you do not have conclusive evidence that it is probable that you will not be able to collect all amounts due. Please clarify your policy to explain whether receivables continue to be recognized only if collection is probable or until inability to collect is probable. Please also tell us your basis under the accounting literature for your method.

Note 9: Employees, page F-28

Key management compensation, page F-28

99. Please tell us whether key management compensation is included in the £152,915 employee costs for fiscal 2011.

Note 14: Player's registrations, page F-34

100. Please revise to disclose expected amortization of players' registrations in future periods.

Note 27: Commitments, page F-51

27.3 Transfer fees payable, page F-51

101. The title of this note appears to indicate that such transfer fees are payable rather than contingently payable. Please revise as appropriate.

102. We note your tabular disclosure of two categories of conditions, MUFC appearances/new contract and international appearances. You state that additional transfer fees would be payable if certain specific performance conditions are met. Please describe the type of conditions that trigger payment of contingent transfer fees. Please also disclose how you evaluate whether achievement of these conditions is probable and whether the conditions are substantive.

Note 28: Pension arrangements, page F-52

103. Please describe your contingent obligations, if any, in the event one or more of the 92 participating employers of The Football League Limited Pension and Life Assurance Scheme defaults on its contribution obligations.

Part II

Item 8. Exhibits and Financial Statement Schedules, page II-2

104. Please advise whether the company is party to or has a beneficial interest in any material contracts with the Premier League or the Champions League. If so, please file these agreements as exhibits to the registration statement.

105. We note the discussions in the prospectus of your contracts with Nike and Aon and your loan stock agreement with Sky. Please file these as exhibits to the registration statement or explain why you believe they are not material.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1 of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status from a paper to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

    If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

    When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

    As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters.  Please contact Donald E. Field at (202) 551-3680, Justin Dobbie, Legal Branch Chief, at (202) 551-3469 or me at (202) 551-3750 with any other questions.

                          Sincerely,

                          /s/ Justin Dobbie for

                          Max A. Webb
                          Assistant Director